FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated March 31, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 31, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CORRECTED Q4

AND FULL-YEAR 2003

FINANCIAL REPORT

CORRECTED
AND FULL-YEAR
FINANCIAL REPORT
CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2003
CREDIT SUISSE GROUP
RISK MANAGEMENT
CREDIT SUISSE FINANCIAL SERVICES
CREDIT SUISSE FIRST BOSTON
RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP
Introduction
Credit Suisse Financial Services business unit
Credit Suisse First Boston business unit
CONSOLIDATED RESULTS | CREDIT SUISSE GROUP
LOANS
CONSOLIDATED RESULTS | CREDIT SUISSE GROUP
INFORMATION FOR INVESTORS

Cautionary statement regarding forward-looking information

This Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Report contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at www.credit-suisse.com/sec.html.

Credit Suisse Group is correcting its fourth quarter and full-year 2003 net profit reported under Swiss GAAP from CHF 1.2 billion to CHF 1.0 billion, and from CHF 5.2 billion to CHF 5.0 billion, respectively. The correction is a result of an error in the input data used for the fourth quarter 2003 accounts of DBV-Winterthur in Germany.

In connection with the preparation for its first quarter 2004 closing, DBV-Winterthur – a German subsidiary of Winterthur Group which forms part of Credit Suisse Financial Services – identified, through its internal processes, an error in the input data used for the fourth quarter 2003 accounts in its life and health businesses. The error occurred when DBV-Winterthur, in the fourth quarter of 2003, adopted a refinement in the methodology for calculating future dividends to policyholders (the ‘deferred bonus reserve’ component) and inadvertently included an item in the input data which should not have been considered under the refined method. The error does not affect DBV-Winterthur’s local statutory results nor its current or future obligations to policyholders.

As a result of correcting the error, the segment profit before minority interests for the Life & Pensions and Insurance segments was reduced from CHF 369 million to CHF 124 million and from CHF 153 million to CHF 105 million, respectively, for the fourth quarter of 2003. For the full year 2003, the segment profit before minority interests for the Life & Pensions and Insurance segments was reduced from CHF 723 million to CHF 478 million, and from CHF 1,338 million to CHF 1,290 million, respectively.

Credit Suisse Group’s net profit reported under Swiss GAAP for the fourth quarter and the full year 2003 was reduced from CHF 1,166 million to CHF 956 million, and from CHF 5,209 million to CHF 4,999 million, respectively.

This Report amends and replaces Credit Suisse Group’s Quarterly Report Q4 2003, which was published on February 12, 2004, and the financial statements and other financial information contained herein supersede the financial statements and other financial information contained in that Quarterly Report, which are being withdrawn. For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q4/2003

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	5,218	6,531	6,395	(20)	(18)	26,322	28,038	(6)
Gross operating profit	795	2,144	1,284	(63)	(38)	7,421	4,509	65
Net profit/(loss)	956	2,045	(950)	(53)	–	4,999	(3,309)	–

Return on equity
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in %	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Return on equity	12.0	26.3	(13.0)	(54)	–	16.6	(10.0)	–

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	962,164	994,555	955,656	(3)	1
Shareholders' equity	34,692	34,873	31,394	(1)	11
Minority interests in shareholders' equity	2,956	2,971	2,878	(1)	3

Capital data
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

BIS risk-weighted assets	190,761	197,412	196,486	(3)	(3)
BIS tier 1 capital	22,287	21,901	17,613	2	27
of which non-cumulative perpetual preferred securities	2,169	2,184	2,162	(1)	0
BIS total capital	33,207	32,010	28,311	4	17

Capital ratios
in %		31.12.03	30.09.03	31.12.02

BIS tier 1 ratio	Credit Suisse	8.2	7.6	7.4
	Credit Suisse First Boston 1)	13.6	12.2	10.3
	Credit Suisse Group 2)	11.7	11.1	9.0
BIS total capital ratio	Credit Suisse Group	17.4	16.2	14.4

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Advisory assets under management	609.6	615.1	577.9	(1)	5
Discretionary assets under management	589.8	584.1	582.1	1	1
Total assets under management	1,199.4	1,199.2	1,160.0	0	3
Client assets	1,343.3	1,299.4	1,757.9	3	(24)

Net new assets
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF bn	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net new assets	2.9	4.0	(6.3)	(28)	–	4.8	(1.4)	–

1) Ratio is based on a tier 1 capital of CHF 12.1 bn (30.09.03: CHF 12.1 bn; 31.12.02: CHF 10.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (30.09.03: CHF 1.0 bn; 31.12.02: CHF 1.0 bn).
2) Ratio is based on a tier 1 capital of CHF 22.3 bn (30.09.03: CHF 21.9 bn; 31.12.02: CHF 17.6 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.09.03: CHF 2.2 bn; 31.12.02: CHF 2.2 bn).

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Number of employees (full-time equivalents)
					Change	Change
					in % from	in % from
		31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Switzerland	banking	19,661	20,042	21,270	(2)	(8)
	insurance	6,426	6,649	7,063	(3)	(9)
Outside Switzerland	banking	20,310	20,178	25,057	1	(19)
	insurance	14,440	14,463	25,067	0	(42)
Total employees Credit Suisse Group		60,837	61,332	78,457	(1)	(22)

Share data
				Change	Change
				in % from	in % from
	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Shares issued	1,195,005,914	1,194,682,330	1,189,891,720	0	0
To be issued upon conversion of MCS 1)	40,413,838	40,413,838	40,413,838	0	0
Own shares, net 2)	(21,220,018)	–	–	–	–

Shares outstanding	1,214,199,734	1,235,096,168	1,230,305,558	(2)	(1)

Share price in CHF	45.25	42.25	30.00	7	51

Market capitalization in CHF m	54,943	52,183	36,909	5	49

Book value per share in CHF	26.14	25.83	23.18	1	13

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd. in December 2002.
2) Reflects applied mandatory changes in Swiss Federal Banking Commission guidelines.

Share price
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

High (closing price)	48.70	48.65	35.70	0	36	48.70	73.60	(34)
Low (closing price)	42.10	34.75	20.60	21	104	20.70	20.60	0

Calculation of earnings per share (EPS)
					Change	Change					Change
					in % from	in % from					in % from
							12 months

	4Q2003	3Q2003	4Q2002		3Q2003	4Q2002	2003		2002		2002

Net profit/(loss) in CHF m	956	2,045	(950)		(53)	–	4,999		(3,309)		–
Diluted net profit/(loss) in CHF m	956	2,045	(950)		(53)	–	4,999		(3,309)		–

Weighted average shares outstanding	1,235,316,285	1,230,710,975	1,193,153,538		0	4	1,209,297,290	2)	1,190,206,207	1)	2
Dilutive impact	24,736,572	19,673,449	0	3)	26	–	31,562,945	2)	0	3)	–
Weighted average shares, diluted	1,260,052,857	1,250,384,424	1,193,153,538		1	6	1,240,860,235	2)	1,190,206,207		4

Basic earnings per share in CHF	0.77	1.66	(0.80)		(54)	–	4.13		(2.78)		–
Diluted earnings per share in CHF	0.76	1.64	(0.80)		(54)	–	4.03		(2.78)		–

1) Adjusted for weighted average shares repurchased.
2) Reflects in 4Q2003 applied mandatory changes in Swiss Federal Banking Commission guidelines.
3) The calculation for the diluted loss per share excludes the effect of the potential exchange of convertible bonds and the potential exercise of options to purchase shares, as the effect would be anti-dilutive.

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CREDIT SUISSE GROUP

Overview of Credit Suisse Group 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Corporate Center			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Operating income	2,324	3,387	3,628	2,953	3,113	3,082	(59)	31	(315)	5,218	6,531	6,395

Personnel expenses	1,202	1,385	1,447	1,785	1,681	1,933	55	59	84	3,042	3,125	3,464
Other operating expenses	775	732	933	612	594	858	(6)	(64)	(144)	1,381	1,262	1,647

Operating expenses	1,977	2,117	2,380	2,397	2,275	2,791	49	(5)	(60)	4,423	4,387	5,111

Gross operating profit	347	1,270	1,248	556	838	291	(108)	36	(255)	795	2,144	1,284

Depreciation of non-current assets 2)	277	279	335	162	125	155	82	67	144	521	471	634
Amortization of acquired intangible assets and goodwill	25	25	92	472	211	308	(3)	2	3	494	238	403
Valuation adjustments, provisions and losses	232	104	190	48	111	1,977	2	0	257	282	215	2,424

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(187)	862	631	(126)	391	(2,149)	(189)	(33)	(659)	(502)	1,220	(2,177)

Extraordinary income/(expenses), net	83	1,164	(38)	166	2	220	43	2	187	292	1,168	369
Cumulative effect of change in accounting principle	1	0	266	318	0	254	0	0	0	319	0	520
Taxes 3)	846	(256)	(290)	(49)	(65)	467	63	4	141	860	(317)	318

Net profit/(loss) before minority interests	743	1,770	569	309	328	(1,208)	(83)	(27)	(331)	969	2,071	(970)

Minority interests	24	8	51	(19)	(20)	(19)	(18)	(14)	(12)	(13)	(26)	20

Net profit/(loss)	767	1,778	620	290	308	(1,227)	(101)	(41)	(343)	956	2,045	(950)

1) Business unit results in accordance with Swiss GAAP. For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to Swiss GAAP basis, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 for Credit Suisse Financial Services of CHF –607 m, for Credit Suisse First Boston of CHF 269 m, and for Credit Suisse Group of CHF –197 m.

In the “Overview of Credit Suisse Group”, the business unit results are presented in accordance with Swiss GAAP. Elsewhere in these corrected financial statements, business unit results are presented on an operating basis.

For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to the Swiss GAAP basis, a discussion of the material reconciling items and a discussion of the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP”.

Impact on income statement from mandatory Swiss GAAP changes
	Credit	Credit
	Suisse	Suisse	Cor-
	Financial	First	porate	Total
4Q2003, in CHF m	Services	Boston	Center	changes

Operating income	6	(199)	(106)	(299)
Personnel expenses	0	0	8	8
Valuation adjustments, provisions and losses	0	197	0	197
Cumulative effect of change in accounting principle	1	318	0	319
Taxes	(2)	(7)	5	(4)
Net profit/(loss)	5	(85)	(109)	(189)

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Assets under management/client assets 1)
				Change	Change
				in % from	in % from
in CHF bn	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Credit Suisse Financial Services
Private Banking
Assets under management	511.7	505.1	465.7	1.3	9.9
of which discretionary	133.0	129.2	121.5	2.9	9.5
Client assets	540.7	532.3	494.8	1.6	9.3

Corporate & Retail Banking
Assets under management	70.0	69.4	70.3	0.9	(0.4)
Client assets	95.2	90.3	86.9	5.4	9.6

Life & Pensions
Assets under management (discretionary)	113.3	112.3	110.8	0.9	2.3
Client assets	113.3	112.3	110.8	0.9	2.3

Insurance
Assets under management (discretionary)	25.8	27.1	30.7	(4.8)	(16.0)
Client assets	25.8	27.1	30.7	(4.8)	(16.0)

Credit Suisse Financial Services
Assets under management	720.8	713.9	677.5	1.0	6.4
of which discretionary	273.3	269.8	264.2	1.3	3.4
Client assets	775.0	762.0	723.2	1.7	7.2

Credit Suisse First Boston
Institutional Securities
Assets under management	29.8	29.1	31.3	2.4	(4.8)
of which Private Equity on behalf of clients (discretionary)	19.5	19.7	20.9	(1.0)	(6.7)
Client assets	101.5	73.3	83.3	38.5	21.8

CSFB Financial Services 2)
Assets under management	448.8	456.2	451.2	(1.6)	(0.5)
of which discretionary	290.4	288.9	289.6	0.5	0.3
Client assets	466.8	464.1	951.4	0.6	(50.9)

Credit Suisse First Boston
Assets under management	478.6	485.3	482.5	(1.4)	(0.8)
of which discretionary	316.5	314.3	317.9	0.7	(0.4)
Client assets	568.3	537.4	1,034.7	5.7	(45.1)

Credit Suisse Group
Assets under management	1,199.4	1,199.2	1,160.0	0.0	3.4
of which discretionary	589.8	584.1	582.1	1.0	1.3
Client assets	1,343.3	1,299.4	1,757.9	3.4	(23.6)

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

Net new assets 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF bn	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Credit Suisse Financial Services
Private Banking	4.2	8.4	0.9	(50.0)	366.7	17.9	19.1	(6.3)
Corporate & Retail Banking	(0.3)	1.8	(0.2)	–	50.0	(1.4)	(3.6)	(61.1)
Life & Pensions	(2.0)	(0.7)	(1.3)	185.7	53.8	0.0	3.4	(100.0)

Credit Suisse Financial Services	1.9	9.5	(0.6)	(80.0)	–	16.5	18.9	(12.7)

Credit Suisse First Boston
Institutional Securities	1.3	0.1	–	–	–	2.3	1.9	21.1
CSFB Financial Services 2)	(0.3)	(5.6)	(5.7)	(94.6)	(94.7)	(14.0)	(22.2)	(36.9)

Credit Suisse First Boston	1.0	(5.5)	(5.7)	–	–	(11.7)	(20.3)	(42.4)

Credit Suisse Group	2.9	4.0	(6.3)	(27.5)	–	4.8	(1.4)	–

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

RISK MANAGEMENT

Key position risk trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003 vs 3Q2003

Real Estate ERC &
Structured Asset ERC 1)	3,445	(14%)	(20%)	Lower exposures at Winterthur (revaluation of investments in Switzerland and sales) and CSFB (loans sold via securitization and lower risk in CDO portfolio)
Developed Market Fixed Income &
Foreign Exchange ERC	3,222	(11%)	3%	Lower interest rate and foreign exchange exposures at Winterthur
Equity Investment ERC	2,631	(10%)	(32%)	Lower positions in CHF terms at CSFB due to the impact of the lower USD plus lower exposure at Winterthur (sales and hedges)
International Lending ERC	2,662	(2%)	(31%)	Lower positions in CHF terms at CSFB due to the impact of the lower USD (2% increase in USD terms)
Swiss & Retail Lending ERC	1,831	(4%)	(13%)	Write-offs of old impaired exposures at Corporate & Retail Banking
Emerging Markets ERC	1,699	8%	(11%)	Higher CSFB exposures in South Africa and Brazil
Insurance Underwriting ERC 2)	650	1%	(31%)	No material change

Simple sum across risk categories	16,140	(7%)	(20%)

Diversification benefit	(5,405)	(10%)	(24%)

Total position risk ERC	10,735	(6%)	(18%)

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered as well. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2003, which is available on the website: www.credit-suisse.com/annualreport2003. Note that comparatives have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.
2) Excludes ERC for discontinued businesses.

Trading exposures (1-day, 99% VaR) 1)
	Credit Suisse		Credit Suisse
	Financial Services		First Boston		2)	Credit Suisse Group		3)

in CHF m	4Q2003	3Q2003	4Q2003	3Q2003		4Q2003	3Q2003

Total VaR
Period end	13.5	19.1	58.3	50.4		56.1	55.1
Average	12.5	15.0	51.3	69.3		52.5	56.3
Maximum	18.7	19.7	63.1	152.5		56.1	58.7
Minimum	10.1	11.3	38.5	35.1		45.5	55.1

in CHF m	31.12.03	30.09.03	31.12.03	30.09.03		31.12.03	30.09.03

VaR by risk type
Interest rate	4.7	7.0	58.2	43.7		58.9	47.9
Foreign exchange	2.0	2.2	15.9	18.3		16.8	18.6
Equity	12.7	15.5	23.6	28.1		24.9	27.2
Commodity	0.5	0.5	0.9	1.5		0.8	1.3

Subtotal	19.9	25.2	98.6	91.6		101.4	95.0

Diversification benefit	(6.4)	(6.1)	(40.3)	(41.2)		(45.3)	(39.9)

Total	13.5	19.1	58.3	50.4		56.1	55.1

1) Represents 10-day VaR scaled to a 1-day holding period.
2) The CSFB VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the CSFB VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum daily VaR estimates in CHF are calculated using the respective month end closing rates; the period end VaR and the risk type breakdown at period end are calculated using the CSG closing rate at quarter end.
3) As Credit Suisse Group does not manage its trading portfolios on a consolidated level, consolidated VaR calculations are performed on a monthly basis only. The average, maximum and minimum values therefore are based on the three month-ends during the quarter. The consolidated VaR calculations for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Total credit risk exposure 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Due from banks 2)	39,287	42,512	33,306	53,588	66,785	43,462	47,185	58,511	39,469
Due from customers and mortgages 2)	139,425	138,060	132,353	50,171	70,175	82,395	188,259	206,794	213,206

Total due from banks and customers, gross 2)	178,712	180,572	165,659	103,759	136,960	125,857	235,444	265,305	252,675

Contingent liabilities	12,081	11,743	12,349	33,468	38,147	27,862	40,836	40,981	39,104
Irrevocable commitments 3)	3,900	3,341	2,263	68,552	77,676	81,884	72,759	81,370	85,333

Total banking products	194,693	195,656	180,271	205,779	252,783	235,603	349,039	387,656	377,112

Loans held for sale 4)	0	0	–	15,390	17,028	–	15,390	17,028	–

Derivative instruments 5)	4,571	4,401	5,018	52,140	54,283	51,600	55,826	56,877	54,757
Securities lending – banks 6)	1,652	0	0	58,154	0	0	58,390	0	0
Securities lending – customers 6)	5,772	0	0	25,105	1,782	64	30,878	1,782	64
Reverse repurchase agreements – banks 6)	3,336	5,232	6,283	85,041	168,498	154,531	87,269	169,427	156,397
Reverse repurchase agreements – customers 6)	1,596	7,745	14,528	37,147	41,094	56,987	38,676	48,767	71,384
Forward reverse repurchase agreements	0	0	0	12,537	10,115	7,617	12,537	10,115	7,617

Total traded products	16,927	17,378	25,829	270,124	275,772	270,799	283,576	286,968	290,219

Total credit risk exposure, gross	211,620	213,034	206,100	491,293	545,583	506,402	648,005	691,652	667,331

Loan valuation allowances and provisions	(3,159)	(3,098)	(4,092)	(1,494)	(2,831)	(3,817)	(4,655)	(5,932)	(7,911)

Total credit risk exposure, net	208,461	209,936	202,008	489,799	542,752	502,585	643,350	685,720	659,420

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) Excluding loans held for sale, securities lending and reverse repurchase transactions.
3) Excluding forward reverse repurchase agreements.
4) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.
5) Positive replacement values considering netting agreements.
6) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Total loan portfolio exposure and allowances and provisions for credit risk 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Non-performing loans	1,917	2,291	3,004	996	1,679	3,351	2,913	3,970	6,355
Non-interest earning loans	1,517	1,577	2,108	246	437	217	1,763	2,015	2,325

Total non-performing loans	3,434	3,868	5,112	1,242	2,116	3,568	4,676	5,985	8,680

Restructured loans	24	22	52	256	327	229	280	349	281
Potential problem loans	1,641	1,448	1,723	361	730	1,685	2,001	2,178	3,408

Total other impaired loans	1,665	1,470	1,775	617	1,057	1,914	2,281	2,527	3,689

Total impaired loans	5,099	5,338	6,887	1,859	3,173	5,482	6,957	8,512	12,369

Total due from banks and customers, gross	178,712	180,572	165,659	103,759	136,960	125,857	235,444	265,305	252,675

Valuation allowance	3,123	3,061	4,053	1,391	2,727	3,647	4,516	5,790	7,703
of which on principal	2,556	2,454	3,201	1,184	2,466	3,416	3,742	4,921	6,617
of which on interest	567	607	852	207	261	231	774	869	1,086

Total due from banks and customers, net	175,589	177,511	161,606	102,368	134,233	122,210	230,928	259,515	244,972

Provisions for contingent liabilities and irrevocable commitments	36	37	39	103	104	170	139	142	208

Total valuation allowances and provisions	3,159	3,098	4,092	1,494	2,831	3,817	4,655	5,932	7,911

Ratios
Valuation allowances as % of total non-performing loans	90.9%	79.1%	79.3%	112.0%	128.9%	102.2%	96.6%	96.7%	88.7%
Valuation allowances as % of total impaired loans	61.2%	57.3%	58.9%	74.8%	85.9%	66.5%	64.9%	68.0%	62.3%

Roll forward of loan valuation allowance 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

At beginning of period	3,061	3,446	4,001	2,727	2,928	3,376	5,790	6,373	7,377

Additions	426	213	475	371	141	825	805	353	1,323
Releases	(202)	(133)	(106)	(407)	(105)	(44)	(613)	(238)	(151)

Net additions charged to income statement	224	80	369	(36)	36	781	192	115	1,172

Gross write-offs	(194)	(438)	(313)	(1,207)	(239)	(334)	(1,400)	(676)	(647)
Recoveries	8	8	10	1	12	21	9	21	31

Net write-offs	(186)	(430)	(303)	(1,206)	(227)	(313)	(1,391)	(655)	(616)

Balances acquired/(sold)	2	0	0	(5)	0	0	(3)	0	0
Provisions for interest	5	1	17	53	31	9	58	31	26
Foreign currency translation impact and other	17	(36)	(31)	(142)	(41)	(206)	(130)	(74)	(256)

At end of period	3,123	3,061	4,053	1,391	2,727	3,647	4,516	5,790	7,703

Net credit-related valuation allowances and provisions 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Net additions to loan valuation allowances	224	80	369	(36)	36	781	192	115	1,172
Net additions to provisions for contingent liabilities and irrevocable commitments 2)	(4)	6	24	6	(26)	221	0	(19)	244

Total net credit-related valuation allowances and provisions charged to income statement	220	86	393	(30)	10	1,002	192	96	1,416

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) For 2003, net additions for valuation allowances against debt securities are no longer included in net additions to provisions for contingent liabilities and irrevocable commitments.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income 2)	2,298	4,548	3,566	(49)	(36)	13,892	12,152	14

Personnel expenses	1,202	1,385	1,444	(13)	(17)	5,434	5,944	(9)
Other operating expenses	775	732	934	6	(17)	3,067	3,625	(15)

Operating expenses	1,977	2,117	2,378	(7)	(17)	8,501	9,569	(11)

Gross operating profit	321	2,431	1,188	(87)	(73)	5,391	2,583	109

Depreciation of non-current assets	169	177	257	(5)	(34)	672	739	(9)
Amortization of Present Value of Future Profits (PVFP)	108	102	62	6	74	300	267	12
Valuation adjustments, provisions and losses	113	90	105	26	8	374	390	(4)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	(69)	2,062	764	–	–	4,045	1,187	241

Extraordinary income/(expenses), net	109	3	24	–	354	127	48	165
Taxes 3) 4)	817	(260)	(325)	–	–	75	(1,517)	–

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests	857	1,805	463	(53)	85	4,247	(282)	–

Amortization of acquired intangible assets and goodwill	(25)	(25)	(37)	0	(32)	(102)	(139)	(27)
Exceptional items	0	0	(73)	–	(100)	0	(192)	(100)
Cumulative effect of change in accounting principle	1	0	266	–	(100)	1	266	(100)
Tax impact	0	1	14	(100)	(100)	2	16	(88)

Business unit result before minority interests	833	1,781	633	(53)	32	4,148	(331)	–

Minority interests	24	8	51	200	(53)	14	151	(91)

Business unit result 5)	857	1,789	684	(52)	25	4,162	(180)	–

Increased/(decreased) credit-related valuation adjustments, net of tax 6)	90	11	64	–	41	62	91	(32)

Net profit/(loss)	767	1,778	620	(57)	24	4,100	(271)	–

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results of Credit Suisse Financial Services was not considered material.
2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –642 m.
4) Excluding tax impact on amortization of acquired intangible assets and goodwill as well as exceptional items.
5) Represents net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Increased/(decreased) credit-related valuation adjustments before tax of CHF 119 m, CHF 14 m, CHF 85 m, CHF 82 m and CHF 120 m for 4Q2003, 3Q2003, 4Q2002, 12 months 2003 and 12 months 2002, respectively.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Reconciliation to net operating profit/(loss)
				Change	Change				Change
				in % from	in % from				in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002		2002

Business unit result	857	1,789	684	(52)	25	4,162	(180)		–
Amortization of acquired intangible assets and goodwill, net of tax	25	24	36	4	(31)	100	116	1)	(14)
Exceptional items, net of tax	0	0	60	–	(100)	0	179		(100)
Cumulative effect of change in accounting principle, net of tax	(1)	0	(266)	–	(100)	(1)	(266)		(100)

Net operating profit/(loss)	881	1,813	514	(51)	71	4,261	(151)		–

1) Excluding a CHF 20 m write-off relating to a participation.

Credit Suisse Financial Services business unit key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	97.0%	70.7%		74.8%	73.9%	87.2%
Cost/income ratio – operating 2) 3)	93.4%	50.4%		73.9%	66.0%	84.8%
Cost/income ratio – operating, banking 2)	64.9%	58.2%		73.1%	62.4%	66.5%

Return on average allocated capital 1)	19.9%	48.1%	4)	17.7%	29.2%	(3.4%)
Return on average allocated capital – operating 2)	23.0%	49.0%	4)	14.4%	30.3%	(2.4%)
Average allocated capital in CHF m	14,906	14,720	4)	12,874	13,999	12,519

Growth in assets under management	1.0%	0.5%		(1.3%)	6.4%	(9.5%)
of which net new assets	0.3%	1.3%		(0.1%)	2.4%	2.5%
of which market movement and structural effects	0.7%	1.1%		(1.3%)	6.0%	(11.8%)
of which acquisitions/(divestitures)	–	(1.9%)		0.1%	(2.1%)	(0.2%)
of which discretionary	0.5%	(1.3%)		(0.7%)	1.3%	(2.0%)

				31.12.03	30.09.03	31.12.02

Assets under management in CHF bn				720.8	713.9	677.5

Number of employees (full-time equivalents)				41,195	41,834	54,378

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.
3) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.
4) Adjusted.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Overview of business unit Credit Suisse Financial Services – operating 1)
					Credit
		Corporate			Suisse
	Private	& Retail	Life &		Financial
4Q2003, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income 2)	1,432	785	(283)	364	2,298

Personnel expenses	512	303	167	220	1,202
Other operating expenses	310	213	125	127	775

Operating expenses	822	516	292	347	1,977

Gross operating profit	610	269	(575)	17	321

Depreciation of non-current assets	68	32	35	34	169
Amortization of Present Value of Future Profits (PVFP)	–	–	106	2	108
Valuation adjustments, provisions and losses	21	92	–	–	113

Net operating profit/(loss) before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	521	145	(716)	(19)	(69)

Extraordinary income/(expenses), net	108	1	0	0	109
Taxes 3)	(121)	(26)	840	124	817

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests	508	120	124	105	857

Amortization of acquired intangible assets and goodwill					(25)
Cumulative effect of change in accounting principle					1
Tax impact					0

Business unit result before minority interests					833

Minority interests					24

Business unit result 4)					857

Other data:
Average allocated capital 5)	3,093	4,965	6,848		14,906

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results of Credit Suisse Financial Services was not considered material.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Excluding tax impact on amortization of acquired intangible assets and goodwill.
4) Represents net profit excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
5) Amount relating to Life & Pensions and Insurance segments represents the average shareholders' equity of “Winterthur” Swiss Insurance Company.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Private Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	326	334	335	(2)	(3)	1,351	1,374	(2)
Net commission and service fee income	915	1,038	918	(12)	(0)	3,847	4,121	(7)
Net trading income	167	188	99	(11)	69	670	515	30
Other ordinary income	24	11	14	118	71	53	61	(13)

Operating income	1,432	1,571	1,366	(9)	5	5,921	6,071	(2)

Personnel expenses	512	560	531	(9)	(4)	2,193	2,261	(3)
Other operating expenses	310	259	351	20	(12)	1,130	1,332	(15)

Operating expenses	822	819	882	0	(7)	3,323	3,593	(8)

Gross operating profit	610	752	484	(19)	26	2,598	2,478	5

Depreciation of non-current assets	68	47	58	45	17	218	240	(9)
Valuation adjustments, provisions and losses 2)	21	25	27	(16)	(22)	69	78	(12)

Net operating profit before extraordinary and excep- tional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	521	680	399	(23)	31	2,311	2,160	7

Extraordinary income/(expenses), net	108	3	23	–	370	125	44	184
Taxes 3)	(121)	(164)	(108)	(26)	12	(522)	(508)	3

Net operating profit before exceptional items, acquisition- related costs, cumulative effect of change in accounting principle and minority interests (segment result)	508	519	314	(2)	62	1,914	1,696	13

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(20)	(10)	(9)	100	122	(37)	1	–

1) Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –110 m.

Private Banking balance sheet information
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	178,533	183,698	171,126	(3)	4

Due from customers	32,779	32,548	36,164	1	(9)
Mortgages	26,318	25,695	22,935	2	15

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Private Banking key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	62.2%	55.1%		68.8%	59.8%	63.1%

Average allocated capital in CHF m	3,093	3,116	2)	2,515	2,931	2,507

Pre-tax margin 1)	43.9%	43.5%		30.9%	41.1%	36.3%

Fee income/operating income	63.9%	66.1%		67.2%	65.0%	67.9%

Net new assets in CHF bn	4.2	8.4		0.9	17.9	19.1

Growth in assets under management	1.3%	2.3%		(1.3%)	9.9%	(10.5%)
of which net new assets	0.8%	1.7%		0.2%	3.8%	3.7%
of which market movement and structural effects	0.5%	0.6%		(1.6%)	6.0%	(14.2%)
of which acquisitions/(divestitures)	–	–		0.1%	–	0.1%

Gross margin 3)	111.5 bp	124.8 bp		114.6 bp	121.3 bp	121.5 bp
of which asset-driven	74.4 bp	78.6 bp		81.1 bp	78.7 bp	81.8 bp
of which transaction-driven	32.7 bp	42.2 bp		28.6 bp	38.4 bp	35.0 bp
of which other	4.4 bp	4.0 bp		4.9 bp	4.2 bp	4.7 bp
Net margin 4)	39.6 bp	41.2 bp		26.4 bp	39.2 bp	34.0 bp

				31.12.03	30.09.03	31.12.02

Assets under management in CHF bn				511.7	505.1	465.7

Number of employees (full-time equivalents)				11,850	12,032	12,967

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
2) Adjusted.
3) Operating income/average assets under management.
4) Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)/average assets under management.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Corporate & Retail Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	514	530	527	(3)	(2)	2,070	2,142	(3)
Net commission and service fee income	176	165	146	7	21	661	693	(5)
Net trading income	81	73	61	11	33	305	273	12
Other ordinary income	14	21	1	(33)	–	95	39	144

Operating income	785	789	735	(1)	7	3,131	3,147	(1)

Personnel expenses	303	302	307	0	(1)	1,242	1,250	(1)
Other operating expenses	213	181	259	18	(18)	755	943	(20)

Operating expenses	516	483	566	7	(9)	1,997	2,193	(9)

Gross operating profit	269	306	169	(12)	59	1,134	954	19

Depreciation of non-current assets	32	25	30	28	7	106	108	(2)
Valuation adjustments, provisions and losses 2)	92	65	78	42	18	305	312	(2)

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	145	216	61	(33)	138	723	534	35

Extraordinary income/(expenses), net	1	0	1	–	0	2	4	(50)
Taxes 3)	(26)	(47)	(12)	(45)	117	(160)	(124)	29

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	120	169	50	(29)	140	565	414	36

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	139	24	94	479	48	119	119	0

1) Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 4Q2002.

Corporate & Retail Banking balance sheet information
				Change	Change
				in % from	in % from
in CHF m	31.12.03	30.09.03	31.12.02	30.09.03	31.12.02

Total assets	96,252	96,425	94,757	0	2

Due from customers	24,396	25,318	28,048	(4)	(13)
Mortgages	59,688	59,467	57,165	0	4

Due to customers in savings and investment deposits	28,590	28,080	27,081	2	6
Due to customers, other	28,034	28,728	27,611	(2)	2

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Corporate & Retail Banking key information
					12 months

	4Q2003	3Q2003		4Q2002	2003	2002

Cost/income ratio 1)	69.8%	64.4%		81.1%	67.2%	73.1%

Return on average allocated capital 1)	9.7%	13.6%	2)	4.1%	11.6%	8.2%
Average allocated capital in CHF m	4,965	4,954	2)	4,877	4,880	5,036

Pre-tax margin 1)	18.6%	27.4%		8.4%	23.2%	17.1%

Personnel expenses/operating income	38.6%	38.3%		41.8%	39.7%	39.7%

Net interest margin	210 bp	215 bp		217 bp	212 bp	215 bp

Loan growth	(0.8%)	(0.9%)		(1.6%)	(1.3%)	(1.0%)

Net new assets in CHF bn	(0.3)	1.8		(0.2)	(1.4)	(3.6)

				31.12.03	30.09.03	31.12.02

Deposit/loan ratio				67.3%	67.0%	64.2%

Assets under management in CHF bn				70.0	69.4	70.3

Number of employees (full-time equivalents)				8,479	8,690	9,281

Number of branches				214	220	223

1) Based on the segment results, which exclude certain acquisition-related costs and cumulative effect of change in accounting principle not allocated to the segment.
2) Adjusted.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Life & Pensions income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Gross premiums written	3,996	3,312	4,218	21	(5)	17,273	19,019	(9)
Reinsurance ceded	(18)	(33)	(14)	(45)	29	(87)	(40)	118

Net premiums written	3,978	3,279	4,204	21	(5)	17,186	18,979	(9)

Change in provision for unearned premiums	7	2	29	250	(76)	(1)	(4)	(75)

Net premiums earned	3,985	3,281	4,233	21	(6)	17,185	18,975	(9)

Death and other benefits incurred	(5,482)	(3,791)	(5,373)	45	2	(16,243)	(14,692)	11
Change in provision for future policyholder benefits (technical)	1,240	243	1,116	410	11	(2,486)	(5,750)	(57)
Change in provision for future policyholder benefits (separate account) 2)	(578)	(435)	80	33	–	(1,718)	1,730	–
Dividends to policyholders incurred	(1,266)	(169)	738	–	–	(1,661)	1,758	–
Policy acquisition costs (including change in DAC/PVFP)	(309)	(305)	(160)	1	93	(854)	(716)	19
Administration costs	(257)	(263)	(409)	(2)	(37)	(1,119)	(1,463)	(24)
Investment income general account	1,530	1,304	333	17	359	5,351	1,438	272
Investment income separate account 2)	578	435	(80)	33	–	1,718	(1,730)	–
Interest received and paid	(56)	(28)	(39)	100	44	(117)	(92)	27
Interest on bonuses credited to policyholders	(37)	(32)	(41)	16	(10)	(155)	(146)	6
Other income/(expenses), net	(64)	(90)	(24)	(29)	167	(142)	74	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	(716)	150	374	–	–	(241)	(614)	(61)

Taxes 3)	840	(24)	(281)	–	–	719	(786)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	124	126	93	(2)	33	478	(1,400)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –540 m.

Life & Pensions key information
				12 months

	4Q2003	3Q2003	4Q2002	2003	2002

Expense ratio 1)	14.2%	17.1%	13.5%	11.4%	11.5%

Growth in gross premiums written	(5.3%)	(27.1%)	(13.9%)	(9.2%)	9.2%

Return on invested assets (excluding separate account business)
Current income	4.4%	4.0%	3.6%	4.1%	3.9%
Realized gains/losses and other income/expenses	1.6%	1.0%	(2.5%)	1.1%	(2.5%)
Total return on invested assets 2)	6.0%	5.0%	1.2%	5.2%	1.4%

Net new assets in CHF bn 3)	(2.0)	(0.7)	(1.3)	0.0	3.4

Total sales in CHF m 4)	5,035	3,883	5,283	20,454	22,790

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn 5)			113.3	112.3	110.8

Technical provisions in CHF m			107,929	107,437	105,939

Number of employees (full-time equivalents)			7,193	7,392	7,815

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written.
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Insurance income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Gross premiums written	1,955	3,385	3,846	(42)	(49)	16,212	18,391	(12)
Reinsurance ceded	(40)	(236)	(299)	(83)	(87)	(939)	(1,150)	(18)

Net premiums written	1,915	3,149	3,547	(39)	(46)	15,273	17,241	(11)

Change in provision for unearned premiums and in provision for future policy benefits (health)	779	663	485	17	61	(703)	(1,538)	(54)

Net premiums earned	2,694	3,812	4,032	(29)	(33)	14,570	15,703	(7)

Claims and annuities incurred, net	(1,957)	(2,918)	(3,034)	(33)	(35)	(10,646)	(11,749)	(9)
Dividends to policyholders incurred, net	(282)	(95)	109	197	–	(499)	106	–
Policy acquisition costs (including change in DAC/PVFP)	(415)	(582)	(647)	(29)	(36)	(2,433)	(2,529)	(4)
Administration costs	(278)	(450)	(481)	(38)	(42)	(1,633)	(1,959)	(17)

Underwriting result, net	(238)	(233)	(21)	2	–	(641)	(428)	50

Net investment income	288	348	59	(17)	388	1,240	(10)	–
Interest received and paid	(54)	(28)	(39)	93	38	(156)	(106)	47
Other income/(expenses), net	(15)	929	(69)	–	(78)	809	(349)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	(19)	1,016	(70)	–	(73)	1,252	(893)	–

Taxes 2)	124	(25)	76	–	63	38	(99)	–

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	105	991	6	(89)	–	1,290	(992)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 20 m.

Insurance key information
				12 months

	4Q2003	3Q2003	4Q2002	2003	2002

Combined ratio (excluding dividends to policyholders)	98.3%	103.6%	103.2%	101.0%	103.4%

Claims ratio 1)	72.6%	76.5%	75.2%	73.1%	74.8%

Expense ratio 2)	25.7%	27.1%	28.0%	27.9%	28.6%

Return on invested assets
Current income	3.9%	3.8%	3.9%	3.9%	4.2%
Realized gains/losses and other income/expenses	0.1%	0.1%	(3.4%)	(0.1%)	(4.3%)
Total return on invested assets 3)	3.9%	3.9%	0.5%	3.8%	(0.1%)

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn			25.8	27.1	30.7

Technical provisions in CHF m			22,196	22,764	28,745

Number of employees (full-time equivalents)			13,673	13,720	24,315

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	2,420	2,422	2,326	0	4	10,783	11,559	(7)

Personnel expenses	1,309	1,173	1,044	12	25	5,581	6,088	(8)
Other operating expenses	648	619	772	5	(16)	2,543	2,964	(14)

Operating expenses	1,957	1,792	1,816	9	8	8,124	9,052	(10)

Gross operating profit	463	630	510	(27)	(9)	2,659	2,507	6

Depreciation of non-current assets	122	89	106	37	15	408	481	(15)
Valuation adjustments, provisions and losses	38	80	657	(53)	(94)	295	1,679	(82)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	303	461	(253)	(34)	–	1,956	347	464

Extraordinary income/(expenses), net	123	1	246	–	(50)	124	262	(53)
Taxes 2) 3)	(48)	(80)	134	(40)	–	(459)	25	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	378	382	127	(1)	198	1,621	634	156

Acquisition interest	(47)	(40)	(57)	18	(18)	(198)	(323)	(39)
Amortization of retention payments	(5)	4	(97)	–	(95)	(158)	(413)	(62)
Amortization of acquired intangible assets and goodwill	(352)	(154)	(209)	129	68	(807)	(835)	(3)
Exceptional items	0	0	(890)	–	(100)	0	(890)	(100)
Cumulative effect of change in accounting principle	236	0	162	–	46	236	162	46
Tax impact	10	32	169	(69)	(94)	176	487	(64)

Net profit/(loss) 4)	220	224	(795)	(2)	–	870	(1,178)	–

Reconciliation to net operating profit
Net profit/(loss)	220	224	(795)	(2)	–	870	(1,178)	–
Amortization of acquired intangible assets and goodwill, net of tax	262	134	171	96	53	657	683	(4)
Exceptional items, net of tax	0	0	813	–	(100)	0	813	(100)
Cumulative effect of change in accounting principle, net of tax	(138)	0	(162)	–	(15)	(138)	(162)	(15)

Net operating profit	344	358	27	(4)	–	1,389	156	–

See page 20 for footnotes.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Operating income	3,184	3,352	3,351	(5)	(5)	14,557	18,033	(19)

Personnel expenses	1,725	1,627	1,475	6	17	7,534	9,496	(21)
Other operating expenses	856	854	1,141	0	(25)	3,434	4,625	(26)

Operating expenses	2,581	2,481	2,616	4	(1)	10,968	14,121	(22)

Gross operating profit	603	871	735	(31)	(18)	3,589	3,912	(8)

Depreciation of non-current assets	162	125	155	30	5	551	751	(27)
Valuation adjustments, provisions and losses	48	111	993	(57)	(95)	398	2,618	(85)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	393	635	(413)	(38)	–	2,640	543	386

Extraordinary income/(expenses), net	166	2	383	–	(57)	168	408	(59)
Taxes 2) 3)	(61)	(111)	213	(45)	–	(620)	40	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	498	526	183	(5)	172	2,188	991	121

Acquisition interest	(61)	(56)	(80)	9	(24)	(267)	(504)	(47)
Amortization of retention payments	(5)	3	(141)	–	(96)	(213)	(644)	(67)
Amortization of acquired intangible assets and goodwill	(472)	(211)	(308)	124	53	(1,090)	(1,303)	(16)
Exceptional items	0	0	(1,389)	–	(100)	0	(1,389)	(100)
Cumulative effect of change in accounting principle	318	0	254	–	25	318	254	25
Tax impact	12	46	254	(74)	(95)	238	759	(69)

Net profit/(loss) 4)	290	308	(1,227)	(6)	–	1,174	(1,836)	–

Reconciliation to net operating profit
Net profit/(loss)	290	308	(1,227)	(6)	–	1,174	(1,836)	–
Amortization of acquired intangible assets and goodwill, net of tax	351	183	252	92	39	888	1,066	(17)
Exceptional items, net of tax	0	0	1,269	–	(100)	0	1,269	(100)
Cumulative effect of change in accounting principle, net of tax	(186)	0	(254)	–	(27)	(186)	(254)	(27)

Net operating profit	455	491	40	(7)	–	1,876	245	–

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results of Credit Suisse First Boston is shown on page 21.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 15 m (USD 10 m).
3) Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
4) Net profit/(loss) is identical on an operating and Swiss GAAP basis.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Credit Suisse First Boston business unit key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	86.7%	77.1%	95.6%	80.6%	88.9%
Cost/income ratio – operating 2)	86.1%	77.7%	82.7%	79.1%	82.5%

Return on average allocated capital 1)	11.5%	11.3%	(35.1%)	10.6%	(12.3%)
Return on average allocated capital – operating 2)	16.9%	16.9%	1.2%	15.9%	1.7%
Average allocated capital in CHF m	10,743	11,615	13,763	11,829	14,299

Pre-tax margin 1)	12.1%	12.6%	(54.3%)	12.0%	(15.3%)
Pre-tax margin – operating 2)	15.5%	17.4%	(7.5%)	16.0%	(1.1%)

Personnel expenses/operating income 1)	60.4%	54.0%	62.7%	58.5%	64.2%
Personnel expenses/operating income – operating 2)	54.2%	48.5%	44.0%	51.8%	52.7%

			31.12.03	30.09.03	31.12.02

Number of employees (full-time equivalents)			18,341	18,195	22,801

1) Based on the business unit results on a Swiss GAAP basis.
2) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain other reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.

Impact on income statement from mandatory Swiss GAAP changes
	in USD m			in CHF m

	Operating	Accounting	Operating	Operating	Accounting	Operating
4Q2003	basis – old	changes	basis	basis – old	changes	basis

Operating income	2,567	(147)	2,420	3,383	(199)	3,184
of which Institutional Securities	2,260	(147)	2,113	2,975	(199)	2,776
of which Fixed Income	828	153	981	1,083	206	1,289
of which Equity	623	0	623	820	0	820
of which Investment Banking	717	0	717	951	0	951
of which Other	92	(300)	(208)	121	(405)	(284)
of which CSFB Financial Services	307	0	307	408	0	408

Valuation adjustments, provisions and losses	(108)	146	38	(149)	197	48
Cumulative effect of change in accounting principles	0	236	236	0	318	318
Taxes	(32)	(6)	(38)	(42)	(7)	(49)
Net profit/(loss)	283	(63)	220	375	(85)	290

Net operating profit/(loss)	545	(201)	344	726	(271)	455

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Overview of business unit Credit Suisse First Boston – operating 1)
	in USD m			in CHF m

		CSFB			CSFB
	Institutional	Financial	Credit Suisse	Institutional	Financial	Credit Suisse
4Q2003	Securities	Services	First Boston	Securities	Services	First Boston

Operating income	2,113	307	2,420	2,776	408	3,184

Personnel expenses	1,146	163	1,309	1,508	217	1,725
Other operating expenses	556	92	648	734	122	856

Operating expenses	1,702	255	1,957	2,242	339	2,581

Gross operating profit	411	52	463	534	69	603

Depreciation of non-current assets	115	7	122	152	10	162
Valuation adjustments, provisions and losses	21	17	38	25	23	48

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	275	28	303	357	36	393

Extraordinary income/(expenses), net	24	99	123	32	134	166
Taxes 2)	(13)	(35)	(48)	(14)	(47)	(61)

Net operating profit before acquisition-related costs and cumulative effect of change in accounting principle	286	92	378	375	123	498

Acquisition interest			(47)			(61)
Amortization of retention payments			(5)			(5)
Amortization of acquired intangible assets and goodwill			(352)			(472)
Cumulative effect of change in accounting principle			236			318
Tax impact			10			12

Net profit 3)			220			290

Other data:
Average allocated capital	8,038	394	8,397	10,285	503	10,743

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results of Credit Suisse First Boston is shown on page 21.
2) Excluding tax impact on acquisition-related costs and cumulative effect of change in accounting principle.
3) Net profit is identical on an operating and Swiss GAAP basis.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Fixed Income	981	819	587	20	67	4,580	4,183	9
Equity	623	675	548	(8)	14	2,605	2,807	(7)
Investment Banking	717	572	936	25	(23)	2,478	3,140	(21)
Other	(208)	69	(208)	–	0	(35)	(562)	(94)

Operating income	2,113	2,135	1,863	(1)	13	9,628	9,568	1

Personnel expenses	1,146	1,016	817	13	40	4,975	5,120	(3)
Other operating expenses	556	542	622	3	(11)	2,221	2,365	(6)

Operating expenses	1,702	1,558	1,439	9	18	7,196	7,485	(4)

Gross operating profit	411	577	424	(29)	(3)	2,432	2,083	17

Depreciation of non-current assets	115	84	81	37	42	381	390	(2)
Valuation adjustments, provisions and losses	21	80	664	(74)	(97)	269	1,664	(84)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	275	413	(321)	(33)	–	1,782	29	–

Extraordinary income/(expenses), net	24	1	246	–	(90)	25	262	(90)
Taxes [2]	(13)	(66)	153	(80)	–	(387)	116	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	286	348	78	(18)	267	1,420	407	249

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results is shown on page 21.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of USD 29 m.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Fixed Income	1,289	1,141	807	13	60	6,183	6,525	(5)
Equity	820	931	787	(12)	4	3,516	4,379	(20)
Investment Banking	951	790	1,394	20	(32)	3,346	4,899	(32)
Other	(284)	95	(312)	–	(9)	(48)	(876)	(95)

Operating income	2,776	2,957	2,676	(6)	4	12,997	14,927	(13)

Personnel expenses	1,508	1,411	1,145	7	32	6,715	7,987	(16)
Other operating expenses	734	748	919	(2)	(20)	2,999	3,690	(19)

Operating expenses	2,242	2,159	2,064	4	9	9,714	11,677	(17)

Gross operating profit	534	798	612	(33)	(13)	3,283	3,250	1

Depreciation of non-current assets	152	117	117	30	30	514	609	(16)
Valuation adjustments, provisions and losses	25	111	1,006	(77)	(98)	363	2,595	(86)

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	357	570	(511)	(37)	–	2,406	46	–

Extraordinary income/(expenses), net	32	2	383	–	(92)	34	408	(92)
Taxes 2)	(14)	(92)	240	(85)	–	(523)	182	–

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	375	480	112	(22)	235	1,917	636	201

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results is shown on page 21.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF 42 m.

Institutional Securities balance sheet information
in CHF m	31.12.03	30.09.03	31.12.02

Total assets	588,783	625,767	573,628

Total assets in USD m	476,477	473,027	412,623

Due from banks	194,817	233,811	193,944
of which securities lending and reverse repurchase agreements	143,196	168,498	152,221
Due from customers	113,823	111,211	114,191
of which securities lending and reverse repurchase agreements	62,252	42,876	56,851
Mortgages	12,234	14,599	14,825
Securities and precious metals trading portfolios	186,130	179,442	157,320

Due to banks	292,550	313,915	281,510
of which securities borrowing and repurchase agreements	104,855	113,590	112,733
Due to customers, other	111,844	115,317	109,980
of which securities borrowing and repurchase agreements	71,843	60,544	66,864

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Institutional Securities key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	86.2%	77.0%	81.5%	78.7%	82.3%

Average allocated capital in CHF m	10,285	11,173	13,337	11,410	13,706

Pre-tax margin 1)	14.0%	19.3%	(4.8%)	18.8%	3.0%

Personnel expenses/operating income 1)	54.3%	47.7%	42.8%	51.7%	53.5%

			31.12.03	30.09.03	31.12.02

Number of employees (full-time equivalents)			15,739	15,578	16,018

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Active private equity investments
	USD m			CHF m

	4Q2003	3Q2003	4Q2002	4Q2003	3Q2003	4Q2002

Net gains (realized and unrealized gains and losses)	31	8	38	41	12	60
Management and performance fees	29	50	50	38	69	73

	USD bn			CHF bn

	31.12.03	30.09.03	31.12.02	31.12.03	30.09.03	31.12.02

Book value	1.0	0.9	1.0	1.2	1.2	1.3
Fair value	1.0	1.0	1.0	1.3	1.3	1.4

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in USD m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	10	9	43	11	(77)	39	203	(81)
Net commission and service fee income	264	245	407	8	(35)	976	1,650	(41)
Net trading income	33	17	19	94	74	104	107	(3)
Other ordinary income	0	16	(6)	(100)	(100)	36	31	16

Operating income	307	287	463	7	(34)	1,155	1,991	(42)

Personnel expenses	163	157	227	4	(28)	606	968	(37)
Other operating expenses	92	77	150	19	(39)	322	599	(46)

Operating expenses	255	234	377	9	(32)	928	1,567	(41)

Gross operating profit	52	53	86	(2)	(40)	227	424	(46)

Depreciation of non-current assets	7	5	25	40	(72)	27	91	(70)
Valuation adjustments, provisions and losses	17	0	(7)	–	–	26	15	73

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	28	48	68	(42)	(59)	174	318	(45)

Extraordinary income/(expenses), net	99	0	0	–	–	99	0	–
Taxes 2)	(35)	(14)	(19)	150	84	(72)	(91)	(21)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	92	34	49	171	88	201	227	(11)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results is shown on page 21.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of USD –19 m.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						12 months

in CHF m	4Q2003	3Q2003	4Q2002	3Q2003	4Q2002	2003	2002	2002

Net interest income	14	13	62	8	(77)	54	317	(83)
Net commission and service fee income	350	337	599	4	(42)	1,318	2,575	(49)
Net trading income	44	24	25	83	76	140	166	(16)
Other ordinary income	0	21	(11)	(100)	(100)	48	48	0

Operating income	408	395	675	3	(40)	1,560	3,106	(50)

Personnel expenses	217	216	330	0	(34)	819	1,509	(46)
Other operating expenses	122	106	222	15	(45)	435	935	(53)

Operating expenses	339	322	552	5	(39)	1,254	2,444	(49)

Gross operating profit	69	73	123	(5)	(44)	306	662	(54)

Depreciation of non-current assets	10	8	38	25	(74)	37	142	(74)
Valuation adjustments, provisions and losses	23	0	(13)	–	–	35	23	52

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	36	65	98	(45)	(63)	234	497	(53)

Extraordinary income/(expenses), net	134	0	0	–	–	134	0	–
Taxes 2)	(47)	(19)	(27)	147	74	(97)	(142)	(32)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	123	46	71	167	73	271	355	(24)

1) Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The impact on the results is shown on page 21.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –27 m.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CSFB Financial Services key information
				12 months

based on CHF amounts	4Q2003	3Q2003	4Q2002	2003	2002

Cost/income ratio 1)	85.5%	83.5%	87.4%	82.8%	83.3%

Average allocated capital in CHF m	503	495	701	529	939

Pre-tax margin 1)	41.7%	16.5%	14.5%	23.6%	16.0%

Personnel expenses/operating income 1)	53.2%	54.7%	48.9%	52.5%	48.6%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary) 2)	(2.4)	(5.5)	(8.6)	(14.8)	(31.3)
Net new assets Private Client Services in CHF bn	0.8	(1.5)	2.7	(0.9)	8.0

Growth in assets under management 2)	(5.6%)	(1.5%)	(2.8%)	(5.8%)	(24.2%)

Growth in discretionary assets under management – Credit Suisse Asset Management 2)	(0.5%)	(1.2%)	(4.6%)	(0.2%)	(23.5%)
of which net new assets 2)	(0.9%)	(1.9%)	(3.0%)	(5.3%)	(8.6%)
of which market movement and structural effects	0.4%	0.7%	(1.6%)	5.1%	(14.9%)

Growth in net new assets Private Client Services	1.2%	(2.3%)	3.9%	(1.3%)	8.6%

			31.12.03	30.09.03	31.12.02

Assets under management in CHF bn 2)			454.1	481.2	482.2
of which Credit Suisse Asset Management 2)			392.9	413.7	412.8
of which Private Client Services			61.2	65.1	67.5

Discretionary assets under management in CHF bn 2)			295.7	295.9	297.0
of which Credit Suisse Asset Management 2)			278.1	279.5	278.7
of which mutual funds distributed			110.0	112.6	106.5
of which Private Client Services			17.6	16.4	18.3

Advisory assets under management in CHF bn 2)			158.4	185.3	185.2

Number of employees (full-time equivalents)			2,602	2,617	6,783

1) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
2) Credit Suisse Asset Management figures for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

For a detailed discussion of the full-year 2003 results please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

Introduction
The Group’s consolidated results are prepared in accordance with Swiss GAAP, while the Group’s segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to “Operating and Financial Review – Reporting Principles” in the Group’s 2003 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group’s consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The “Reclassifications” columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management’s view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses’ operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit
The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the Reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit
The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidated results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
4Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	2,298	26	2)	2,324	3,184	(231)	3) 4) 5)	2,953	(59)		5,218

Personnel expenses	1,202			1,202	1,725	60	3) 4)	1,785	55		3,042
Other operating expenses	775			775	856	(244)	4)	612	(6)		1,381

Operating expenses	1,977			1,977	2,581			2,397	49		4,423

Gross operating profit	321			347	603			556	(108)		795

Depreciation of non-current assets	277			277	162			162	82		521
Amortization of acquired intangible assets and goodwill	–	25		25	–	472	3)	472	(3)		494
Valuation adjustments, provisions and losses	113	119	6)	232	48			48	2		282

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	(69)			(187)	393			(126)	(189)		(502)

Extraordinary income/(expenses), net	109	(26)	2)	83	166			166	43		292
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	817	29		846	(61)	12		(49)	63		860

Net profit before minority interests	857			743	498			309	(83)		969

Minority interests	24			24	0	(19)	5)	(19)	(18)		(13)

Net profit	881			767	498			290	(101)		956

Reconciliation to business unit results
Acquisition interest					(61)	61
Amortization of retention payments					(5)	5
Amortization of acquired intangible assets and goodwill	(25)	25			(472)	472
Cumulative effect of change in accounting principle	1	(1)			318	(318)
Tax impact	0	0			12	(12)

Business unit result	857				290

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF -26 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 61 m allocated to operating income, amortization of retention payments of CHF 5 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 472 m.
4) Reflects brokerage, execution and clearing expenses of CHF 189 m reclassified from other operating expenses to operating income and contractor costs of CHF 32 m and staff recruitment costs of CHF 23 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 119 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
3Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	4,548	(1,161)	2)	3,387	3,352	(239)	3) 4) 5)	3,113	31		6,531

Personnel expenses	1,385			1,385	1,627	54	3) 4)	1,681	59		3,125
Other operating expenses	732			732	854	(260)	4)	594	(64)		1,262

Operating expenses	2,117			2,117	2,481			2,275	(5)		4,387

Gross operating profit	2,431			1,270	871			838	36		2,144

Depreciation of non-current assets	279			279	125			125	67		471
Amortization of acquired intangible assets and goodwill	–	25		25	–	211	3)	211	2		238
Valuation adjustments, provisions and losses	90	14	6)	104	111			111	0		215

Profit before extraordinary items and taxes	2,062			862	635			391	(33)		1,220

Extraordinary income/(expenses), net	3	1,161	2)	1,164	2			2	2		1,168
Taxes	(260)	4		(256)	(111)	46		(65)	4		(317)

Net profit before minority interests	1,805			1,770	526			328	(27)		2,071

Minority interests	8			8	0	(20)	5)	(20)	(14)		(26)

Net profit	1,813			1,778	526			308	(41)		2,045

Reconciliation to business unit results
Acquisition interest					(56)	56
Amortization of retention payments					3	(3)
Amortization of acquired intangible assets and goodwill	(25)	25			(211)	211
Tax impact	1	(1)			46	(46)

Business unit result	1,789				308

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,161 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 56 m allocated to operating income, amortization of retention payments of CHF -3 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 211 m.
4) Reflects brokerage, execution and clearing expenses of CHF 203 m reclassified from other operating expenses to operating income and contractor costs of CHF 40 m and staff recruitment costs of CHF 17 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 20 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 14 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
4Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	3,566	62	2)	3,628	3,351	(269)	3) 4) 5)	3,082	(315)		6,395

Personnel expenses	1,444	3	6)	1,447	1,475	458	3) 4) 7)	1,933	84		3,464
Other operating expenses	934	(1)	6)	933	1,141	(283)	4)	858	(144)		1,647

Operating expenses	2,378			2,380	2,616			2,791	(60)		5,111

Gross operating profit	1,188			1,248	735			291	(255)		1,284

Depreciation of non-current assets	319	16	6)	335	155			155	144		634
Amortization of acquired intangible assets and goodwill	–	92	6)	92	–	308	3)	308	3		403
Valuation adjustments, provisions and losses	105	85	8)	190	993	984	7)	1,977	257		2,424

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	764			631	(413)			(2,149)	(659)		(2,177)

Extraordinary income/(expenses), net	24	(62)	2)	(38)	383	(163)	7)	220	187		369
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(325)	35		(290)	213	254		467	141		318

Net profit/(loss) before minority interests	463			569	183			(1,208)	(331)		(970)

Minority interests	51			51	0	(19)	5)	(19)	(12)		20

Net profit/(loss)	514			620	183			(1,227)	(343)		(950)

Reconciliation to business unit results
Acquisition interest					(80)	80
Amortization of retention payments					(141)	141
Amortization of acquired intangible assets and goodwill	(37)	(37)			(308)	308
Exceptional items	(73)	(73)			(1,389)	(1,389)
Cumulative effect of change in accounting principle	266	(266)			254	(254)
Tax impact	14	(14)			254	(254)

Business unit result	684				(1,227)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -62 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 80 m allocated to operating income, amortization of retention payments of CHF 141 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m.
4) Reflects brokerage, execution and clearing expenses of CHF 208 m reclassified from other operating expenses to operating income and contractor costs of CHF 49 m and staff recruitment costs of CHF 26 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 3 m, to other operating expenses of CHF –1 m, to depreciation of non-current assets of CHF 16 m and to amortization of acquired intangible assets and goodwill of CHF 55 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 85 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
12 months 2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	13,892	(1,077)	2)	12,815	14,557	(962)	3) 4) 5)	13,595	(88)		26,322

Personnel expenses	5,434			5,434	7,534	425	3) 4)	7,959	237		13,630
Other operating expenses	3,067			3,067	3,434	(984)	4)	2,450	(246)		5,271

Operating expenses	8,501			8,501	10,968			10,409	(9)		18,901

Gross operating profit	5,391			4,314	3,589			3,186	(79)		7,421

Depreciation of non-current assets	972			972	551			551	364		1,887
Amortization of acquired intangible assets and goodwill	–	102		102	–	1,090	3)	1,090	(5)		1,187
Valuation adjustments, provisions and losses	374	82	6)	456	398			398	7		861

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	4,045			2,784	2,640			1,147	(445)		3,486

Extraordinary income/(expenses), net	127	1,077	2)	1,204	168			168	100		1,472
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	75	22		97	(620)	238		(382)	131		(154)

Net profit before minority interests	4,247			4,086	2,188			1,251	(214)		5,123

Minority interests	14			14	0	(77)	5)	(77)	(61)		(124)

Net profit	4,261			4,100	2,188			1,174	(275)		4,999

Reconciliation to business unit results
Acquisition interest					(267)	267
Amortization of retention payments					(213)	213
Amortization of acquired intangible assets and goodwill	(102)	102			(1,090)	1,090
Cumulative effect of change in accounting principle	1	(1)			318	(318)
Tax impact	2	(2)			238	(238)

Business unit result	4,162				1,174

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,077 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 267 m allocated to operating income, amortization of retention payments of CHF 213 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,090 m.
4) Reflects brokerage, execution and clearing expenses of CHF 772 m reclassified from other operating expenses to operating income and contractor costs of CHF 151 m and staff recruitment costs of CHF 61 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 77 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 82 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
12 months 2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	12,152	132	2)	12,284	18,033	(1,313)	3) 4) 5)	16,720	(966)		28,038

Personnel expenses	5,944	50	6)	5,994	9,496	1,244	3) 4) 7)	10,740	176		16,910
Other operating expenses	3,625	38	6)	3,663	4,625	(1,246)	4)	3,379	(423)		6,619

Operating expenses	9,569			9,657	14,121			14,119	(247)		23,529

Gross operating profit	2,583			2,627	3,912			2,601	(719)		4,509

Depreciation of non-current assets	1,006	45	6)	1,051	751			751	371		2,173
Amortization of acquired intangible assets and goodwill	–	198	6)	198	–	1,303	3)	1,303	(2)		1,499
Valuation adjustments, provisions and losses	390	120	8)	510	2,618	984	7)	3,602	318		4,430

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,187			868	543			(3,055)	(1,406)		(3,593)

Extraordinary income/(expenses), net	48	(132)	2)	(84)	408	(163)	7)	245	182		343
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(1,517)	45		(1,472)	40	759		799	77		(596)

Net profit/(loss) before minority interests	(282)			(422)	991			(1,757)	(1,147)		(3,326)

Minority interests	151			151	0	(79)	5)	(79)	(55)		17

Net profit/(loss)	(131)			(271)	991			(1,836)	(1,202)		(3,309)

Reconciliation to business unit results
Acquisition interest					(504)	504
Amortization of retention payments					(644)	644
Amortization of acquired intangible assets and goodwill	(139)	139			(1,303)	1,303
Exceptional items	(192)	192			(1,389)	1,389
Cumulative effect of change in accounting principle	266	(266)			254	(254)
Tax impact	16	(16)			759	(759)

Business unit result	(180)				(1,836)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -132 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 644 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m.
4) Reflects brokerage, execution and clearing expenses of CHF 888 m reclassified from other operating expenses to operating income and contractor costs of CHF 272 m and staff recruitment costs of CHF 86 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 79 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 50 m, to other operating expenses of CHF 38 m, to depreciation of non-current assets of CHF 45 m and to amortization of acquired intangible assets and goodwill of CHF 59 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 120 m.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement 1)
					Change	Change			Change
					in % from	in % from			in % from
							12 months

in CHF m	4Q2003	3Q2003		4Q2002	3Q2003	4Q2002	2003	2002	2002

Interest and discount income	3,035	3,227		4,119	(6)	(26)	13,116	17,630	(26)
Interest and dividend income from trading portfolios	2,747	2,488	2)	2,204	10	25	9,797	9,957	(2)
Interest and dividend income from financial investments	198	181		156	9	27	726	733	(1)
Interest expenses	(4,081)	(3,884)	2)	(4,553)	5	(10)	(16,215)	(20,284)	(20)

Net interest income	1,899	2,012		1,926	(6)	(1)	7,424	8,036	(8)

Commission income from lending activities	239	224		313	7	(24)	911	872	4
Commission income from securities and investment transactions	2,781	2,921		2,899	(5)	(4)	10,898	13,658	(20)
Commission income from other services	228	277		334	(18)	(32)	1,004	1,649	(39)
Commission expenses	(305)	(199)		(246)	53	24	(873)	(845)	3

Net commission and service fee income	2,943	3,223		3,300	(9)	(11)	11,940	15,334	(22)

Net trading income	(157)	72		109	–	–	2,515	2,254	12

Premiums earned, net	6,704	7,126		8,309	(6)	(19)	31,891	34,811	(8)
Claims incurred and actuarial provisions	(8,377)	(7,207)		(6,426)	16	30	(33,411)	(28,791)	16
Commission expenses, net	(463)	(619)		(549)	(25)	(16)	(2,295)	(2,276)	1
Investment income from the insurance business	2,414	2,167		54	11	–	8,436	(432)	–

Net income from the insurance business	278	1,467		1,388	(81)	(80)	4,621	3,312	40

Income from the sale of financial investments	161	102		490	58	(67)	485	1,385	(65)
Income from investments in associates	15	8		(18)	88	–	64	65	(2)
Income from other non-consolidated participations	5	3		3	67	67	24	27	(11)
Real estate income	37	41		30	(10)	23	166	194	(14)
Sundry ordinary income	200	219		86	(9)	133	866	816	6
Sundry ordinary expenses 3)	(163)	(616)		(919)	(74)	(82)	(1,783)	(3,385)	(47)

Other ordinary income/(expenses), net	255	(243)		(328)	–	–	(178)	(898)	(80)

Operating income	5,218	6,531		6,395	(20)	(18)	26,322	28,038	(6)

Personnel expenses	3,042	3,125		3,464	(3)	(12)	13,630	16,910	(19)
Other operating expenses	1,381	1,262		1,647	9	(16)	5,271	6,619	(20)

Operating expenses	4,423	4,387		5,111	1	(13)	18,901	23,529	(20)

Gross operating profit	795	2,144		1,284	(63)	(38)	7,421	4,509	65

Depreciation of non-current assets 4)	521	471		634	11	(18)	1,887	2,173	(13)
Amortization of acquired intangible assets	350	84		165	317	112	593	693	(14)
Amortization of goodwill	144	154		238	(6)	(39)	594	806	(26)
Valuation adjustments, provisions and losses from the banking business 3)	282	215		2,424	31	(88)	861	4,430	(81)

Depreciation, valuation adjustments and losses	1,297	924		3,461	40	(63)	3,935	8,102	(51)

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(502)	1,220		(2,177)	–	(77)	3,486	(3,593)	–

Extraordinary income	350	1,568		626	(78)	(44)	2,047	746	174
Extraordinary expenses	(58)	(400)		(257)	(86)	(77)	(575)	(403)	43
Cumulative effect of change in accounting principle	319	0		520	–	(39)	319	520	(39)
Taxes 5)	860	(317)		318	–	170	(154)	(596)	(74)

Net profit/(loss) before minority interests	969	2,071		(970)	(53)	–	5,123	(3,326)	–

Minority interests	(13)	(26)		20	(50)	–	(124)	17	–

Net profit/(loss)	956	2,045		(950)	(53)	–	4,999	(3,309)	–

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The overall impact of these changes for Credit Suisse Group in 4Q2003 and for the 12 months 2003 was a decrease of CHF 189 m in net profit.
2) Adjusted.
3) Effective in the first quarter 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Sundry ordinary expenses”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
4) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.
5) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 4Q2002 of CHF –197 m.

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Consolidated balance sheet
				Change
				in % from
in CHF m	31.12.03	31.12.02		31.12.02

Assets
Cash and other liquid assets	3,026	2,551		19
Money market papers	16,355	25,125		(35)
Due from banks	192,833	195,778		(2)
Receivables from the insurance business	9,725	12,290		(21)
Due from customers	170,486	182,143		(6)
Mortgages	98,214	94,896		3
Securities and precious metals trading portfolios	200,057	173,133		16
Financial investments from the banking business	42,141	33,394		26
Investments from the insurance business	129,395	128,450		1
Non-consolidated participations	1,406	1,792		(22)
Tangible fixed assets	6,922	8,152		(15)
Intangible assets	13,467	18,359		(27)
Accrued income and prepaid expenses	12,582	13,882		(9)
Other assets	65,555	65,711		(0)

Total assets	962,164	955,656		1

Subordinated assets	7,561	5,846	1)	29
Receivables due from non-consolidated participations	604	728		(17)

Liabilities and shareholders' equity
Money market papers issued	27,700	22,178		25
Due to banks	296,487	287,884		3
Payables from the insurance business	10,939	10,218		7
Due to customers in savings and investment deposits	43,747	39,739		10
Due to customers, other	252,555	258,244		(2)
Medium-term notes (cash bonds)	1,803	2,599		(31)
Bonds and mortgage-backed bonds	79,080	81,839		(3)
Accrued expenses and deferred income	17,018	17,463		(3)
Other liabilities	59,058	56,070		5
Valuation adjustments and provisions	7,243	11,557		(37)
Technical provisions for the insurance business	131,842	136,471		(3)

Total liabilities	927,472	924,262		0

Reserve for general banking risks	1,739	1,739		0
Share capital	1,195	1,190		0
Capital reserve	20,824	20,710		1
Revaluation reserves for the insurance business	885	1,504		(41)
Reserve for own shares	–	1,950		(100)
Own shares, net	(498)	–		–
Retained earnings	2,592	4,732		(45)
Minority interests	2,956	2,878		3
Net profit/(loss)	4,999	(3,309)		–

Total shareholders' equity	34,692	31,394		11

Total liabilities and shareholders' equity	962,164	955,656		1

Subordinated liabilities	19,018	21,070	1)	(10)
Liabilities due to non-consolidated participations	1,186	1,164		2

1) Adjusted.

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Off-balance sheet and fiduciary business
in CHF m	31.12.03	31.12.02

Credit guarantees in form of bills of exchange and other guarantees 1)	30,082	27,745
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4,841	4,680
Irrevocable commitments in respect of documentary credits	3,212	3,242
Other contingent liabilities	2,701	3,437

Contingent liabilities	40,836	39,104

Irrevocable commitments	85,296	92,950
Liabilities for calls on shares and other equity instruments	42	43
Confirmed credits	23	32

Total off-balance sheet	126,197	132,129

Fiduciary transactions
Fiduciary placements with third-party institutions	25,788	30,726
Fiduciary loans and other fiduciary transactions	5,675	6,977
Securities lending transactions as commission agent 2)	14,656	–

At 31.12.03, market value guarantees reported as derivatives totaled CHF 216.7 bn (31.12.02: CHF 175.3 bn) (nominal value). The associated replacement value reported on-balance sheet totaled CHF 10.2 bn (31.12.02: CHF 11.5 bn).
1) Including credit guarantees for securities lent as arranger: 31.12.03: CHF 21.9 bn (31.12.02: CHF 20.7 bn).
2) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Derivative instruments 1)

	Trading (all non hedging)			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of 31.12.03, in CHF bn	amount	value	value	amount	value	value

Interest rate products	11,278.0	155.8	155.7	57.9	2.4	0.4
Foreign exchange products	1,500.7	45.6	45.5	25.7	2.0	0.1
Precious metals products	13.6	1.2	3.5	0.0	0.0	0.0
Equity/index-related products	417.3	15.2	17.6	0.2	0.0	0.0
Other products	274.1	4.2	5.9	0.5	0.0	0.0

Total derivative instruments	13,483.7	222.0	228.2	84.3	4.4	0.5

			31.12.03		31.12.02

			Positive	Negative	Positive	Negative
			replacement	replacement	replacement	replacement
in CHF bn			value	value	value	value

Replacement values (trading and hedging) before netting agreements			226.4	228.7	238.0	237.6
Replacement values (trading and hedging) after netting agreements 2)			55.8	58.4	54.8	55.2

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. Notional amount for derivative instruments (trading and hedging) as of 31.12.03 was CHF 13,568.0 bn (31.12.02: CHF 12,570.6 bn).
2) Positive replacement values from the insurance business of CHF 0.5 bn (31.12.02: CHF 1.0 bn) and negative replacement value of CHF 0.3 bn (31.12.02: CHF 0.2 bn) deducted as included in the investments from the insurance business.

Currency translation rates
	Average rate year-to-date			Closing rate used in the
	used in the income statement			balance sheet as of

in CHF	4Q2003	3Q2003	4Q2002	31.12.03	30.09.03	31.12.02

1 USD	1.35	1.36	1.56	1.2357	1.3229	1.3902
1 EUR	1.52	1.51	1.47	1.5590	1.5382	1.4550
1 GBP	2.20	2.19	2.33	2.2023	2.2089	2.2357
100 JPY	1.16	1.15	1.24	1.1556	1.1923	1.1722

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Income statement of the banking and insurance business 1)
	Banking business
	(incl. Corporate Center)		Insurance business		2)	Credit Suisse Group

12 months, in CHF m	2003	2002	2003	2002		2003	2002

Net interest income	7,420	7,984	–	–		7,424	8,036
Net commission and service fee income	11,914	15,350	–	–		11,940	15,334
Net trading income	2,566	1,946	–	–		2,515	2,254
Net income from the insurance business 3)	–	–	4,622	3,641		4,621	3,312
Other ordinary income/(expenses), net	661	(296)	(860)	(602)		(178)	(898)

Operating income	22,561	24,984	3,762	3,039		26,322	28,038

Personnel expenses	11,735	14,627	1,895	2,283		13,630	16,910
Other operating expenses	3,990	5,118	1,285	1,499		5,271	6,619

Operating expenses	15,725	19,745	3,180	3,782		18,901	23,529

Gross operating profit/(loss)	6,836	5,239	582	(743)		7,421	4,509

Depreciation of non-current assets	1,237	1,515	652	657		1,887	2,173
Amortization of acquired intangible assets	593	693	0	0		593	693
Amortization of goodwill	532	740	62	66		594	806
Valuation adjustments, provisions and losses from the banking business	861	4,430	–	–		861	4,430

Depreciation, valuation adjustments and losses	3,223	7,378	714	723		3,935	8,102

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	3,613	(2,139)	(132)	(1,466)		3,486	(3,593)

Extraordinary income	441	681	1,606	65		2,047	746
Extraordinary expenses	(46)	(206)	(529)	(197)		(575)	(403)
Cumulative effect of change in accounting principle	319	320	–	200		319	520
Taxes	(910)	289	757	(885)		(154)	(596)

Net profit/(loss) before minority interests	3,417	(1,055)	1,702	(2,283)		5,123	(3,326)

Minority interests	(156)	(151)	32	168		(124)	17

Net profit/(loss)	3,261	(1,206)	1,734	(2,115)		4,999	(3,309)

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Represents “Winterthur” Swiss Insurance Company.
3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 508 m (12 months 2002: CHF 615 m) are related to personnel expenses and CHF 444 m (12 months 2002: CHF 469 m) to other operating expenses.

Statement of shareholders' equity 1)
	12 months

in CHF m	2003	2002

At beginning of financial year	31,394	38,921
Reclassification for own shares 2)	(1,019)	–
Dividends paid	(116)	0
Dividends paid to minority interests	(160)	(169)
Repayment out of share capital	0	(2,379)
Capital increases, par value and capital surplus	20	1,448
Cancellation of repurchased shares	0	(542)
Change in scope of consolidation	114	(167)
Purchase of own shares (cost) 2)	(7,009)	–
Sales of own shares (cost) 2)	6,521	–
Realized gains on own shares, net 2)	99	–
Accrual for earned share compensation 2)	1,009	–
Foreign currency translation impact	(660)	(2,626)
Change in revaluation reserves for the insurance business, net	(624)	814
Release of reserve for general banking risks	0	(580)
Minority interests in net profit/(loss)	124	(17)
Net profit/(loss)	4,999	(3,309)

At end of financial year	34,692	31,394

1) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. The overall impact of these changes, primarily accounting for own shares and derivatives, on shareholders’ equity as of December 31, 2003 was a decrease of CHF 491 m.
2) As of January 1, 2003, own shares are no longer included in shareholders' equity. The impact on shareholders’ equity as of December 31, 2003 was a decrease of CHF 396 m.

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

LOANS

Due from banks
in CHF m	31.12.03	31.12.02

Due from banks, gross	192,844	195,866
Valuation allowance	(11)	(88)

Total due from banks, net	192,833	195,778

Due from customers and mortgages
in CHF m	31.12.03	31.12.02

Due from customers, gross 1)	173,636	187,617
Valuation allowance	(3,150)	(5,474)

Due from customers, net	170,486	182,143

Mortgages, gross 1)	99,569	97,037
Valuation allowance	(1,355)	(2,141)

Mortgages, net	98,214	94,896

Total due from customers and mortgages, net	268,700	277,039

1) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.

Due from customers and mortgages by sector
in CHF m	31.12.03	31.12.02

Financial services	40,085	43,553
Real estate companies	15,468	16,472
Other services including technology companies	12,451	15,316
Manufacturing	10,588	13,273
Wholesale and retail trade	9,514	11,165
Construction	3,699	4,314
Transportation	3,138	4,149
Telecommunications	1,391	2,333
Health and social services	1,874	2,340
Hotels and restaurants	2,178	2,390
Agriculture and mining	2,342	2,317
Non-profit and international organizations	203	191

Commercial	102,931	117,813

Consumers	92,841	87,145
Public authorities	4,538	5,023
Lease financings	3,274	3,158
Professional securities transactions and securitized loans	69,621	71,515

Due from customers and mortgages, gross	273,205	284,654

Valuation allowance	(4,505)	(7,615)

Total due from customers and mortgages, net	268,700	277,039

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Collateral of due from customers and mortgages
	Mortgage	Other		Without		Total
in CHF m	collateral	collateral		collateral		31.12.03

Due from customers	5,399	135,102		29,985		170,486
Residential properties	72,241	–		–		72,241
Business and office properties	11,597	–		–		11,597
Commercial and industrial properties	11,571	–		–		11,571
Other properties	2,805	–		–		2,805

Mortgages	98,214	–		–		98,214

Total collateral	103,613	135,102		29,985		268,700

As of 31.12.02	100,002	143,044	1)	33,993	1)	277,039

1) Adjusted.

Loan valuation allowance
in CHF m	31.12.03	31.12.02

Due from banks	11	88
Due from customers	3,150	5,474
Mortgages	1,355	2,141

Total loan valuation allowance 1)	4,516	7,703

of which on principal	3,742	6,617
of which on interest	774	1,086

1) Effective 1Q2003, valuation allowances related to loans held for sale are netted directly with such loans, and are not presented separately in the total loan valuation allowance.

Roll forward of loan valuation allowance
	12 months

in CHF m	2003	2002

At beginning of financial year	7,703	9,264

Additions	1,753	3,351
Releases	(1,161)	(735)

Net additions charged to income statement	592	2,616

Gross write-offs	(3,433)	(3,868)
Recoveries	51	65

Net write-offs	(3,382)	(3,803)

Reclassified to loans held for sale	(355)	–
Balances acquired/(sold)	(3)	0
Provisions for interest	158	187
Foreign currency translation impact and other	(197)	(561)

At end of period	4,516	7,703

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Impaired loans 1)
in CHF m	31.12.03	31.12.02

With a specific allowance	6,210	11,714
Without a specific allowance	747	655

Total impaired loans, gross	6,957	12,369

Non-performing loans	2,913	6,355
Non-interest earning loans	1,763	2,325
Restructured loans	280	281
Potential problem loans 2)	2,001	3,408

Total impaired loans, gross	6,957	12,369

Estimated liquidation value of collateral	(2,484)	–	3)

Impaired loans, net	4,473	–	3)

Specific allowance for impaired loans	3,819	6,778

1) Effective 1Q2003, loans classified as held for sale are excluded from impaired loans.
2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.
3) In 4Q2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Securities and precious metals trading portfolios

in CHF m	31.12.03	31.12.02

Listed on stock exchange	65,230	58,661
Unlisted	73,740	76,083

Debt instruments	138,970	134,744

Listed on stock exchange	51,978	33,208
Unlisted	7,475	3,935

Equity instruments	59,453	37,143

Precious metals	1,634	1,246

Total securities and precious metals trading portfolios	200,057	173,133

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

Investments from the insurance business
			Gross	Gross
		Amortized	unrealized	unrealized
As of 31.12.03, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	7,145	7,145	0	118	7,027
Corporate debt securities	1,196	1,196	0	17	1,179
Other	1,844	1,844	0	29	1,815

Total debt securities – held to maturity	10,185	10,185	0	164	10,021

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	4,224	3,782	449	7	4,224
Debt securities issued by foreign governments	17,057	16,629	606	178	17,057
Corporate debt securities	41,486	40,744	1,398	656	41,486
Other	6,703	6,574	172	43	6,703

Debt securities	69,470	67,729	2,625	884	69,470

Equity securities	5,501	5,113	499	111	5,501

Total securities – available-for-sale	74,971	72,842	3,124	995	74,971

Debt securities	236	–	–	–	–
Equity securities	138	–	–	–	–

Total securities – trading	374	–	–	–	–

Mortgage loans	11,054	–	–	–	–
Other loans	4,389	–	–	–	–
Real estate	7,215	–	–	–	8,709
Short-term investments and other	5,062	–	–	–	–

Investments from the insurance business	113,250	–	–	–	–

Equity securities	11,818	–	–	–	–
Debt securities	2,395	–	–	–	–
Short-term investments	1,747	–	–	–	–
Real estate	185	–	–	–	–

Investments where the investment risk is borne by the policyholder	16,145	–	–	–	–

Investments from the insurance business	129,395	–	–	–	–

As of 31.12.02, in CHF m

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10,814	9,951	863	0	10,814
Debt securities issued by foreign governments	27,110	26,337	871	98	27,110
Corporate debt securities	29,042	27,478	1,717	153	29,042
Other	9,685	9,157	552	24	9,685

Debt securities	76,651	72,923	4,003	275	76,651

Equity securities	9,052	9,171	336	455	9,052

Total securities – available-for-sale	85,703	82,094	4,339	730	85,703

Debt securities	246	–	–	–	–
Equity securities	31	–	–	–	–

Total securities – trading	277	–	–	–	–

Own shares	44	–	–	–	–
Mortgage loans	10,175	–	–	–	–
Other loans	4,305	–	–	–	–
Real estate	7,431	–	–	–	10,057
Short-term investments and other	7,120	–	–	–	–

Investments from the insurance business	115,055	–	–	–	–

Equity securities	9,288	–	–	–	–
Debt securities	2,841	–	–	–	–
Short-term investments	1,069	–	–	–	–
Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13,395	–	–	–	–

Investments from the insurance business	128,450	–	–	–	–

For complete consolidated financial statements and notes please refer to the Credit Suisse Group Annual Report 2003, which is posted on the Internet at www.credit-suisse.com/annualreport2003.

INFORMATION FOR INVESTORS

Financial calendar

Annual General Meeting	Friday, April 30, 2004

First quarter results 2004	Wednesday, May 5, 2004

Payment of par value reduction (in lieu of a dividend)	Monday, July 12, 2004

Second quarter results 2004	Wednesday, August 4, 2004

Third quarter results 2004	Thursday, November 4, 2004

Credit Suisse Group shares
Ticker symbols
Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
CUSIP number	225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Winterthur
Insurer Financial Strength	A1	A	AA
Credit	A2	A	AA-
Outlook	Stable	Negative	Negative

Enquiries
Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Financial Publications
Printed financial publications may be ordered from:
Credit Suisse
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/results/order.html

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date March 31, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Member of the Executive Board
/s/ Karin Rhomberg Hug
Managing Director